TransMontaigne Partners L.P.

1670 Broadway, Suite 3100

Denver, Colorado 80202

September 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  H. Roger Schwall

Re:          TransMontaigne Partners L.P.

Amendment No. 1 to the Registration Statement on Form S-3

Filed August 31, 2016

File No. 333-211367

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of TransMontaigne Partners L.P. (the “Partnership”), respectfully requests that the effective date of the above-referenced Amendment No. 1 to the Registration Statement on Form S-3 be accelerated so that it will become effective at 2:00 P.M. Eastern Time on September 2, 2016, or as soon as practicable thereafter.

The undersigned, on behalf of the Partnership, hereby acknowledges the following:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Ryan J. Maierson, Esq. of Latham & Watkins LLP at (713) 546-7420.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

TRANSMONTAIGNE PARTNERS L.P.

		By:	TransMontaigne GP L.L.C., its General Partner

		By:	/s/ Michael A. Hammell
Michael A. Hammell
Executive Vice President, General Counsel and Secretary

cc:	Ryan J. Maierson, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request]